

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2024

Leung Chun Yip
Chief Executive Officer
Everbright Digital Holding Ltd.
Unit 1A, 10/F
C-Bons International Centre
108 Wai Yip Street, Kwun Tong
Hong Kong

> **Re: Everbright Digital Holding Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 16, 2024**
> **CIK No. 0002024876**

Dear Leung Chun Yip:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 16, 2024
Risk Factors
Risk Related to Our Business and Industry
We have derived a substantial portion of our revenues from sales..., page 31

1. We note your response to prior comment 4, including the redaction of the name of the customer, and reissue in part. Specifically, please revise your disclosure in accordance with Item 4.B.6 of Part I of Form 20-F as well as refile Exhibit 10.10 to include the name of the customer previously disclosed. In this regard, we note that due to this exhibit being filed without the redaction of its name in the prior round, upon release of all draft

confidential registration statements, amendments and associated exhibits and correspondence, confidentiality cannot be sought or maintained regarding this piece of information.

<u>Notes to the consolidated financial statements</u>
<u>2. Significant accounting policies</u>
<u>Revenue Recognition, page F-9</u>

2.   We note your disclosure revisions on page F-9 in response to prior comment 6. Please further revise your disclosure to include the requirements in ASC 606-10-50-12(b) and 50-8 related to the significant payment terms and payments received in advance of recognition.

3.   You state, on page 52, that "[o]n top of the 3D and Augmented reality, some customers would also request other services like design of intellectual property and websites, consultancy and market research; and social media management." Please clarify your policy for allocating the transaction price to performance obligations when a contract contains multiple performance obligations. Refer to ASC 606-10-32-28 through 32-35.

Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yarona L. Yieh